Exhibit 99.1
For immediate release
Sify reports revenues of $37.10 million for

second quarter of fiscal year 2011-12

EBITDA for the quarter at US$3.33 million, up 35% over previous quarter
Chennai, Friday, October 28, 2011: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and IT Services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the second quarter of fiscal year 2011-12.
Performance Highlights Q 2 FY 11-12:
•	Revenues for the quarter ended September 30, 2011 was US $37.10 million.
•	Revenue from Enterprise services grew by 7.5% and from Software services by 22% over the corresponding quarter previous year.
•	EBITDA for the quarter increased to US $3.33 million, as compared to US $1.10 million in the corresponding quarter previous year.
•	Net loss before tax for the quarter reduced to US $1.39 million, as against a net loss of US $2.74 million in the corresponding quarter previous year.
•	Capex during the quarter was US $4.60 million. Cash balance at the end of the quarter was US $20 million and undrawn line of credit stood at US $3 million
Mr. Raju Vegesna, Chairman & MD, said, “We are pleased to present our financial performance for the second quarter of FY 2011-12. Our Enterprise business continues to gain traction, supported by domestic growth in the corporate segment and a renewed spending environment.
On the services front, the focus on Network, IT and software services as core offerings is beginning to show results.
As the largest spender on IT and Network services, the government represents a significant growth opportunity for Sify and will remain an important focus area. The recently announced Telecom Policy is a step in the right direction in creating a level playing field among IT and Telecom service providers.
Our SOHO/SMB base grew by 60%. More than half of these signups came from Tier II and III towns helped by our expanding footprint.

Visitors to our Sify.com portal grew by 19% versus same quarter last year, helped by the launch of Health and Technology portals and the strength of Sify Sports
Software services continues its evolution towards a strong position in providing on-demand software-enabled services to enterprise customers. Our Skills Assessment and e-Learning solutions are gaining momentum and gaining acceptance across a larger customer base. Our Content and Collaboration services on SaaS and mobile platforms have generated considerable interest from enterprises who are looking for cost effective means of business communications.
The overall outlook for growth in India is positive and we continue to invest in expanding our network, data centers and other infrastructure. Our network and data centre expansion and commissioning of cable landing station are proceeding as per plan.
We remain very positive on the outlook for ICT services in India, which is supported by favorable regulatory trends. The proposal to allow Voice-over-IP domestically in India also provides new opportunities for data-focused operators, such as Sify.
Mr. MP Vijay Kumar, Chief Financial Officer, said, "The Company remains operating cash flow positive, with operating expenses contained within our operating cash flows for yet another quarter. While our new capital expenditures continue to exceed operating cash flows, as we continue to invest for future growth, it is important to note that our Capacity utilisation has improved during the quarter.
There has been an improvement in gross margins owing to increased engagement with the customers and roll-out of several value added services.
The proposed inclusion of telecom projects within the funding ambit of India Infrastructure Finance Company (IIFCL) will open up more funding options for this sector. It is also expected to extend the tax concessions enjoyed by the infrastructure industry to the telecom sector.
As previously reported, the promoters have paid in additional capital of Rs.100 crores pursuant to the subscription agreement.
Cash balance at the end of the quarter was US $20 million and undrawn line of credit stood at US $3 million.

FINANCIAL HIGHLIGHTS
Unaudited Consolidated income statement as per IFRS
(In $ million, all translated at $1 = Rs.48.93)

	Quarter ended	Quarter ended	Quarter ended	Year ended
	Sept	Sept	June	March
Description	2011	2010	2011	2011

Enterprise	31.56	29.35	41.07	117.58
Software	3.59	2.95	3.18	12.41
Commercial and consumer	1.95	2.78	2.05	10.76

Revenue	37.10	35.08	46.30	140.75

Cost of Revenues	(21.41)	(21.54)	(31.50)	(86.03)

Selling, General and Administrative Expenses	(12.36)	(12.44)	(12.34)	(49.90)

EBIDTA	3.33	1.10	2.46	4.82

Depreciation and Amortisation expensese	(3.51)	(3.54)	(3.48)	(14.05)

Net Finance Expenses	(1.48)	(1.19)	(1.37)	(4.35)

Other Income	0.00	0.42	0.08	1.49

Share of Affiliates	0.27	0.47	0.43	1.49

Profit / (loss) Before tax	(1.39)	(2.74)	(1.88)	(10.60)

Income Taxes	—	—	—

Profit / (loss) for the period	(1.39)	(2.74)	(1.88)	(10.60)

Previous year figures are readjusted to reflect change in the business organisation

As previously reported, Q1 ended June 30, 2011 included a US $9.4 million project executed for a large telecom company.

BUSINESS HIGHLIGHTS:
Enterprise business
Network services
•	Network services registered a growth of 18% over last quarter inspite of strong pricing pressure
•	The International Voice business remains strong, with ILD voice registering about 704.5Mn minutes for the quarter.
•	The launch of our Audio conferencing services has enriched our suite of Voice service offerings to our Enterprise customers
IT Services
•	The Hosting business registered a 77% growth over previous quarter.
•	Our Cloud services has grown by 100 % over same quarter last year
•	IT Security has grown by approximately 99% over previous quarter.
Commercial & Consumer services
•	Our SOHO/SMB signups have grown over 60% with more than 55% of new sign ups coming from Tier II and III towns.
•	Continuing the month-on-month growth since the re-launch of the Sify My-Life outlets, our retail presence now extends to approximately 2000 locations.
•	Launch of several initiatives including Health and Technology channels has resulted in Sify.com registering a YoY growth of 19% with unique or first time visitors totalling 3.02 million.
Sify Software services
•	Enterprise Applications Services grew by 14% over the previous quarter and 53% over the same quarter last year.
•
The eLearning business showed quarter on quarter growth, aided by new client wins as well as growth in existing customer accounts. We signed up 3 new large accounts across the globe, including one of the world’s largest pharmaceutical companies.

•	Our partnership initiatives include a tie-up with a leading US based learning and consulting solutions organization to launch a custom-learning mobile application
•	iTest grew by 58% over previous quarter. Our development pipeline includes an i-Test platform for BPO/Govt. segment and version 11.0 for SLEMS for our Messaging offerings.

About Sify Technologies
Sify is among the largest Managed Enterprise, Network and IT Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 667 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications, voice and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 — 1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also established a credible reputation in the emerging Cloud Computing market and is today regarded as a thought leader in the domain. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and also offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services.
Sify Software was established with the cumulative experience gained over the last decade in Infrastructure Management, Data centre Operations and the business of Connectivity. It aims to be a solutions company that provides applications and services to improve business efficiencies of its current clients and prospect client bases.
Commercial & Consumer services include broadband home access and the ePort cyber café chain across more than 243 cities and towns in India. Very recently, Sify also introduced a whole host of services for the retail consumer on the Consumer cloud platform, thereby becoming among the first to do so in India. Today, the scope of the Commercial and Consumer services has been broadened to target the SMB/SOHO markets. The consumer services also operate two of the most popular portals in India, Sify.com and Samachar.com.
For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2011, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.
For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. K. V. Kasturi Investor Relations	Ms. Trúc Nguyen (ext. 418)
+91-44-2254-0777 (ext. 2114) kasturi.bashyam@sifycorp.com	Mr. Christopher Chu (ext. 426)
Mr. Praveen Krishna	+1-646-284-9400
Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	truc.nguyen@grayling.com
christopher.chu@grayling.com